Exhibit 99.1

YY Reports Fourth Quarter and Full Year 2014 Unaudited Financial Results

4Q14 Net Revenues Up 91.2% YOY to RMB1,170.6 Million

4Q14 Net Income Up 94.1% YOY to RMB372.8 Million

4Q14 Non-GAAP Net Income Up 89.4% YOY to RMB410.8 Million

Guangzhou, China, March 5, 2015 — YY Inc. (NASDAQ: YY) (“YY” or the “Company”), a revolutionary real-time interactive social platform, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2014.

Fourth Quarter 2014 Highlights

•                    Net revenues increased by 91.2% to RMB1,170.6 million (US$188.7 million) from RMB612.3 million in the corresponding period of 2013, primarily driven by a 100.4% increase in revenues from Internet value-added services, or IVAS revenues.

•                    Net income attributable to YY Inc. increased by 94.1% to RMB372.8 million (US$60.1 million) from RMB192.0 million in the corresponding period of 2013.

•                    Non-GAAP net income attributable to YY Inc.1 increased by 89.4% to RMB410.8 million (US$66.2 million) from RMB216.9 million in the corresponding period of 2013.

Full Year 2014 Highlights

•                    Net revenues increased by 101.7% to RMB3,678.4 million (US$592.8 million) from RMB1,823.5 million in 2013, primarily driven by 112.7% increase in IVAS revenues.

•                    Net income attributable to YY Inc. increased by 122.8% to RMB1,064.5 million (US$171.6 million) from RMB477.7 million in 2013.

•                    Non-GAAP net income attributable to YY Inc.1 increased by 101.6% to RMB1,199.1 million (US$193.3 million) from RMB594.8 million in 2013.

Mr. David Xueling Li, Chief Executive Officer of YY, stated, “We are pleased to report strong fourth quarter results as we continue to expand upon the strength of our music and entertainment business and introduce exciting new initiatives. Driven by the strength of our online music and entertainment business, we experienced another year of over 100% total revenue growth. This achievement has enabled us to reach another remarkable milestone; we have more than doubled our total revenues every single year for the past nine consecutive years. We are particularly pleased with the performance of our Mobile YY, which we upgraded with a number of new features at the end of September last year. For the fourth quarter of 2014, Mobile YY monthly active users reached 30 million, representing a growth of 32% quarter-over-quarter and over 80% year-over-year. Partly driven by a successful Grand Annual Event Competition in the fourth quarter of 2014, revenues from Mobile YY almost doubled and the number of Mobile YY paying users grew 81% quarter-over-quarter, accounting for nearly 40% of total music and entertainment paying users. As we move forward, we remain confident in our ability to provide our users with new and innovative services, and further solidify our position as the leading real-time interactive social platform in China.”

Mr. Eric He, Chief Financial Officer of YY, commented, “We continue to see strong top-line performance, driven primarily by an increase in paying users across the YY platform. As we head into 2015, we anticipate increased investments in order to strengthen and expand our content offering, bandwidth capacity and services offerings across the YY platform.  We remain steadfast in exploring new avenues to meet our users’ dynamic and evolving needs, and by providing unique and innovative new services, we can continue to build scale and cost efficiencies into our business and create additional value for our shareholders.”

1Non-GAAP net income attributable to YY Inc. is a non-GAAP financial measure, which is defined as net income attributable to YY Inc. excluding share-based compensation expenses.

Fourth Quarter 2014 Financial Results

NET REVENUES

Net revenues increased by 91.2% to RMB1,170.6 million (US$188.7 million) in the fourth quarter of 2014 from RMB612.3 million in the corresponding period of 2013, primarily driven by an increase in IVAS revenues.

IVAS revenues, which mainly consisted of revenues from online music and entertainment, online games, online dating, live game broadcasting and membership program, increased by 100.4% to RMB1,140.2 million (US$183.8 million) in the fourth quarter of 2014 from RMB568.9 million in the corresponding period of 2013. The overall increase primarily reflected increases in the number of paying users.

Revenues from online music and entertainment increased by 100.9% to RMB676.2 million (US$109.0 million) in the fourth quarter of 2014 from RMB336.6 million in the corresponding period of 2013. This increase reflected a year-over-year increase of 65.5% in the number of paying users to 1,493,000 and an increase in average revenue per user (ARPU) of 21.4% to RMB453 in the fourth quarter of 2014.

Revenues from online games increased by 40.9% to RMB229.4 million (US$37.0 million) in the fourth quarter of 2014 from RMB162.8 million in the corresponding period of 2013. This increase primarily reflected a year-over-year increase in ARPU of 21.0% to RMB455 from 504,000 paying users. The number of online games operated by the Company increased to 210 as of December 31, 2014 from 126 as of December 31, 2013.

Other IVAS revenues, including online dating, live game broadcasting and membership subscription fees, increased by 237.8% to RMB234.6 million (US$37.8 million) in the fourth quarter of 2014 from RMB69.5 million in the corresponding period of 2013. Revenues from online dating increased by 45.9% to RMB93.5 million (US$15.1 million) in the fourth quarter of 2014 from RMB64.1 million in the third quarter of 2014. Revenues from live game broadcasting increased by 157.4% to RMB53.0 million (US$8.5 million) in the fourth quarter of 2014 from RMB20.6 million in the corresponding period of 2013. Revenues from the membership subscription fees increased by 33.2% to RMB59.3 million (US$9.6 million) in the fourth quarter of 2014 from RMB44.5 million in the corresponding period of 2013. This increase primarily reflected a 25.6% increase in the number of members to 1,051,000 as of December 31, 2014 from 837,000 as of December 31, 2013.

Online advertising revenues decreased by 30.0% to RMB30.4 million (US$4.9 million) in the fourth quarter of 2014 from RMB43.4 million in the corresponding period of 2013.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 110.4% to RMB624.5 million (US$100.7 million) in the fourth quarter of 2014 from RMB296.8 million in the corresponding period of 2013. This increase was primarily attributable to an increase in revenue-sharing fees and content costs to RMB397.8 million (US$64.1 million) in the fourth quarter of 2014 from RMB165.1 million in the corresponding period of 2013. This increase in revenue-sharing fees and content costs paid to performers, channel owners and content providers was primarily due to higher levels of user engagement and spending as well as an increasing number of emerging new business lines in different categories. In addition, bandwidth costs increased to RMB117.8 million (US$19.0 million) in the fourth quarter of 2014 from RMB59.7 million in the corresponding period of 2013.

Gross profit increased by 73.1% to RMB546.1 million (US$88.0 million) in the fourth quarter of 2014 from RMB315.5 million in the corresponding period of 2013. Gross margin was 46.7% in the fourth quarter of 2014 compared with 51.5% in the corresponding period of 2013. The decrease in gross margin year-over-year was mainly attributable to the change in our business mix to more user generated content business lines, which includes our music and entertainment and other revenue-sharing IVAS businesses, as well as increased bandwidth costs and sponsorship fees relating to online game broadcasting.

OPERATING INCOME

Operating expenses for the fourth quarter of 2014 increased by 72.9% to RMB222.2 million (US$35.8 million) from RMB128.5 million in the corresponding period of 2013. This increase was primarily attributable to an increase in research and development expenses and sales and marketing expenses which were associated with the general growth of the Company’s overall business.

Operating income in the fourth quarter of 2014 increased by 67.4% to RMB326.3 million (US$52.6 million) from RMB194.9 million in the corresponding period of 2013. Operating margin decreased to 27.9% in the fourth quarter of 2014 from 31.8% in the corresponding period of 2013. The decrease in operating margin was primarily due to the abovementioned decrease in gross margin.

Non-GAAP operating income2 increased by 65.7% to RMB364.3 million (US$58.7 million) in the fourth quarter of 2014 from RMB219.8 million in the corresponding period of 2013. Non-GAAP operating margin3 decreased to 31.1% in the fourth quarter of 2014 from 35.9% in the corresponding period of 2013.

NET INCOME

Net income attributable to YY Inc. increased by 94.1% to RMB372.8 million (US$60.1 million) in the fourth quarter of 2014 from RMB192.0 million in the corresponding period of 2013. Net margin in the fourth quarter of 2014 increased to 31.8% from 31.4% in the corresponding period of 2013. Non-GAAP net income attributable to YY Inc.4 increased by 89.4% to RMB410.8 million (US$66.2 million) from RMB216.9 million in the corresponding period of 2013. Non-GAAP net margin5 remained stable at 35.1% in the fourth quarter of 2014 compared to 35.4% in the corresponding period of 2013.

NET INCOME PER ADS

Diluted net income per ADS6 in the fourth quarter of 2014 increased by 91.6% to RMB6.15 (US$ 0.94), from RMB3.21 in the corresponding period of 2013.

Non-GAAP diluted net income per ADS7 in the fourth quarter of 2014 increased by 85.7% to RMB 6.74 (US$1.04) from RMB3.63 in the corresponding period of 2013.

2Non-GAAP operating income is a non-GAAP financial measure, which is defined as operating income excluding share-based compensation expenses.

3Non-GAAP operating margin is a non-GAAP financial measure, which is defined as non-GAAP operating income as a percentage of net revenues.

4Non-GAAP net income attributable to YY Inc. is a non-GAAP financial measure, which is defined as net income attributable to YY Inc. excluding share-based compensation expenses.

5Non-GAAP net margin is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to YY Inc. as a percentage of net revenues.

6ADS is American Depositary Share. Each ADS represents twenty Class A common shares of the Company. Diluted net income per ADS is net income attributable to common shareholders divided by weighted average number of diluted ADS.

7Non-GAAP diluted net income per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to common shareholders divided by weighted average number of ADS used in the calculation of diluted net income per ADS.

BALANCE SHEET AND CASH FLOWS

As of December 31, 2014, the Company had cash and cash equivalents of RMB475.0 million (US$76.6 million) and short-term deposits and restricted short-term deposits of RMB4,314.6 million (US$695.4 million). For the fourth quarter of 2014, net cash from operating activities was RMB354.9 million (US$57.2 million).

SHARES OUTSTANDING

As of December 31, 2014, the Company had a total of 1,133.5 million common shares outstanding, or the equivalent of 56.7 million ADSs outstanding.

FULL YEAR 2014 FINANCIAL RESULTS

For the full year of 2014, net revenues increased by 101.7% to RMB3,678.4 million (US$592.8 million) from RMB1,823.5 million in 2013, primarily driven by a 112.7% increase in revenues from IVAS revenues.

Net income attributable to YY Inc. for the full year of 2014 increased by 122.8% to RMB1,064.5 million (US$171.6 million) from RMB477.7 million in 2013. Net margin for the full year of 2014 increased to 28.9% from 26.2% in 2013.

Non-GAAP net income attributable to YY Inc. for the full year of 2014 increased by 101.6% to RMB1,199.1 million (US$193.3 million) from RMB594.8 million in 2013. Non-GAAP net margin remained stable at 32.6% between the full year of 2014 and 2013.

Diluted net income per ADS for the full year 2014 increased to RMB17.76 (US$2.86) from RMB8.09 in the prior year. Non-GAAP diluted net income per ADS increased to RMB20.01 (US$3.22) from RMB10.07 in the prior year.

For the full year 2014, net cash from operating activities was RMB1,330.1 million (US$214.4 million).

RECENT DEVELOPMENTS

The Company announced that it commenced open market ADS repurchases pursuant to its previously announced share repurchase program for up to US$100 million, which was approved by the Company’s Board of Directors on May 4, 2014. As of today, the Company has repurchased approximately US$50 million worth of shares at an average price of US$54.87.

Additionally, on March 5, 2015, the Company’s Board of Directors approved a share repurchase program. Under the terms of the approved program, the Company may repurchase up to US$100 million worth of its outstanding ADSs from time to time for a period not to exceed twelve (12) months. The repurchases may be made in the open market at prevailing market prices or through privately negotiated transactions, including block trades. The timing and extent of any repurchases will depend on market conditions, the trading price of the Company’s ADSs and other factors. The plan will be implemented in compliance with relevant United States securities rules and regulations and the Company’s securities trading policy, in a manner that is consistent with the interests of shareholders. The Company’s Board of Directors will review the share repurchase program periodically and may authorize adjustment of its terms and size accordingly. The Company expects to fund the repurchases made under this program from its existing cash balance.

On October 30, 2014, the Company entered into an agreement to inject its free voice-over IP service, called Weihui, into Bigo Technology Pte. Limited (“Bigo”) in a related party transaction. Following an independent third-party valuation assessment and a capital injection from other Bigo’s investors, including the Company’s CEO, David Xueling Li, the Company has retained a 27.8% ownership stake in Bigo.

During the fourth quarter of 2014, the Company acquired two education businesses, Edu24oL.com and an IELTS8 test prep group. Edu24oL.com is an online education website with approximately 700,000 registered users. It has a strong user base consisting of students studying architecture and construction engineering, and also focuses on medical, finance, and accounting subject matters. The Company expects these acquisitions to further strengthen its education vertical and enhance its offerings to users.

The Company further announced that due to personal reasons, Mr. Tony Bin Zhao has tendered his resignation to the Board of Directors, resigning from his position as the Company’s director effective immediately. Mr. Zhao joined the Company in 2008, and previously served as the chief technology officer. Since December 2009, Mr. Zhao has served as a director on the Board of Directors.

BUSINESS OUTLOOK

For the first quarter of 2015, the Company expects its net revenues to be between RMB1.06 billion and RMB1.08 billion, representing a year-over-year growth of approximately 59% to 62%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call on Thursday, March 5, 2014 at 8:00 pm Eastern Time or Friday March 6, 2014 at 9:00 am Beijing Time to discuss the financial results. Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+852-3018-6776
Conference ID:	# 84239334

The replay will be accessible through March 12, 2015 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-9003-4211
Conference ID:	#84239334

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://investors.yy.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.2046 to US$1.00, the noon buying rate in effect on December 31, 2014 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

8International English Language Testing System is one of the widely accepted English language proficiency tests today. A satisfactory IELTS score is often a prerequisite for foreign students entering higher education in the UK and Australia.

About YY Inc.

YY Inc. (“YY” or the “Company”) is a revolutionary real-time interactive social platform that engages users in real-time online group activities through voice, text and video. Launched in July 2008, YY Client, the Company’s core product, empowers users to create and organize groups of varying sizes to discover and participate in a wide range of online activities, including online music and entertainment, online games, online dating, live game broadcasting and education. YY Inc. was listed on NASDAQ in November 2012 and generated revenues of US$593 million in the fiscal year 2014.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as YY’s strategic and operational plans, contain forward-looking statements. YY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about YY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: YY’s goals and strategies; YY’s future business development, results of operations and financial condition; the expected growth of the online communication social platform market in China; the expectation regarding the rate at which to gain registered user accounts, active users, especially paying users; YY’s ability to monetize the user base; YY’s ability to continue attracting advertisers and offering popular online games; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in YY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and YY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity (deficits), consolidated statements of cash flows, and the detailed notes have not been presented. YY uses non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributable to YY Inc., non-GAAP net margin, non-GAAP net income attributable to common shareholders, and basic and diluted non-GAAP net income per ADS, which are non-GAAP financial measures. Non-GAAP operating income is operating income excluding share-based compensation expenses. Non-GAAP operating margin is non-GAAP operating income as a percentage of net revenues. Non-GAAP net income attributable to YY Inc. is net income attributable to YY Inc. excluding share-based compensation expenses. Non-GAAP net margin is non-GAAP net income attributable to YY Inc. as a percentage of net revenues. Non-GAAP net income attributable to common shareholders is net income attributable to common shareholders excluding share-based compensation expenses. Basic and diluted non-GAAP net income per ADS is non-GAAP net income attributable to common shareholders divided by weighted average number of ADS used in the calculation of basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “YY Inc. Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

YY Inc.
Lili Huang
Tel: +86 (20) 2916-2000
Email:IR@YY.com

ICR, Inc.
Calvin Jiang
Tel: +1 (646) 915-1611
Email:IR@YY.com

YY INC.

 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	729,598	475,028	76,561
Short-term deposits	1,432,863	4,214,576	679,266
Restricted short-term deposits	—	100,000	16,117
Accounts receivable, net	100,101	257,436	41,491
Inventory	—	1,445	233
Amount due from related parties	73	61,073	9,843
Prepayments and other current assets	67,533	204,139	32,901
Deferred tax assets	66,921	111,436	17,960

Total current assets	2,397,089	5,425,133	874,372

Non-current assets
Deferred tax assets	625	1,392	224
Investments	62,029	186,654	30,083
Property and equipment, net	102,636	234,228	37,751
Intangible assets, net	29,127	154,034	24,826
Goodwill	1,577	300,382	48,413
Other non-current assets	4,864	560,971	90,412

Total non-current assets	200,858	1,437,661	231,709

Total assets	2,597,947	6,862,794	1,106,081

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	56,391	101,525	16,363
Deferred revenue	293,866	356,150	57,401
Advances from customers	19,549	34,127	5,500
Income taxes payable	78,107	89,161	14,370
Accrued liabilities and other current liabilities	250,760	478,703	77,153
Amounts due to related parties	2,640	30,892	4,979

Total current liabilities	701,313	1,090,558	175,766

Non-current liabilities
Convertible bonds	—	2,447,980	394,543
Long-term payable	—	183,000	29,494
Deferred revenue	9,425	24,383	3,930
Deferred tax liabilities	—	26,709	4,305

Total non-current liabilities	9,425	2,682,072	432,272

Total liabilities	710,738	3,772,630	608,038

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 shares authorized, 622,658,738 shares issued and outstanding as of December 31, 2013 and 706,173,568 shares issued and outstanding as of December 31, 2014, respectively)	38	43	7
Class B common shares (US$0.00001 par value; 1,000,000,000shares authorized, 485,831,386 shares issued and outstanding as of December 31, 2013 and 427,352,696 shares issued and outstanding as of December 31, 2014, respectively)	34	30	5
Additional paid-in capital	2,765,614	2,900,458	467,469
Statutory reserves	40,657	56,469	9,101
(Accumulated deficits) Retained earnings	(874,697)	173,963	28,038
Accumulated other comprehensive losses	(44,437)	(40,799)	(6,577)

Total shareholders’ equity	1,887,209	3,090,164	498,043

Total liabilities and shareholders’ equity	2,597,947	6,862,794	1,106,081

YY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Twelve Months Ended
	December 31, 2013	September 30, 2014	December 31, 2014	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net revenues
Internet value-added service
—Online music and entertainment	336,590	533,821	676,192	108,982	852,885	2,109,503	339,990
—Online games	162,827	235,081	229,398	36,972	602,111	811,699	130,822
—Others	69,458	179,119	234,643	37,818	205,212	609,823	98,286
Online advertising	43,433	52,344	30,405	4,900	163,260	147,343	23,747

Total net revenue	612,308	1,000,365	1,170,638	188,672	1,823,468	3,678,368	592,845

Cost of revenues(1)	(296,811)	(482,918)	(624,494)	(100,650)	(881,999)	(1,849,149)	(298,029)

Gross profit	315,497	517,447	546,144	88,022	941,469	1,829,219	294,816

Operating expenses(1)
Research and development expenses	(75,139)	(126,599)	(115,425)	(18,603)	(267,005)	(431,188)	(69,495)
Sales and marketing expenses	(4,211)	(33,308)	(49,021)	(7,901)	(24,955)	(102,527)	(16,524)
General and administrative expenses	(49,197)	(49,901)	(57,762)	(9,310)	(200,554)	(223,019)	(35,944)

Total operating expenses	(128,547)	(209,808)	(222,208)	(35,814)	(492,514)	(756,734)	(121,963)
Other income	7,971	1,245	2,355	380	27,078	6,319	1,018

Operating income	194,921	308,884	326,291	52,588	476,033	1,078,804	173,871

Other non-operating income	—	—	36,714	5,917	—	36,714	5,917
Gain on disposal of an equity investment	—	999	—	—	—	999	161
Foreign currency exchange gains (losses), net	7,806	189	4,096	660	29,555	(10,399)	(1,676)
Interest expense	—	(18,615)	(18,610)	(2,999)	—	(56,607)	(9,123)
Interest income	19,540	49,607	48,595	7,832	60,221	164,969	26,588

Income before income tax expenses	222,267	341,064	397,086	63,998	565,809	1,214,480	195,738

Income tax expenses	(30,830)	(54,147)	(29,079)	(4,687)	(89,951)	(154,283)	(24,866)

Income before share of income in equity method investments, net of income taxes	191,437	286,917	368,007	59,311	475,858	1,060,197	170,872

Share of income (loss) in equity method investments, net of income taxes	579	(680)	4,790	772	1,869	4,275	689

Net income attributable to YY Inc.	192,016	286,237	372,797	60,083	477,727	1,064,472	171,561

Net income attributable to YY Inc.	192,016	286,237	372,797	60,083	477,727	1,064,472	171,561
Other comprehensive (loss) income:
Foreign currency translation adjustments, net of nil tax	(8,197)	(47)	(5,799)	(935)	(31,014)	3,638	586

Comprehensive income attributable to YY Inc.	183,819	286,190	366,998	59,148	446,713	1,068,110	172,147

Net income per ADS
—basic	3.40	4.94	6.42	1.03	8.51	18.46	2.98
—diluted	3.21	4.77	6.15	0.94	8.09	17.76	2.86

Weighted average number of ADS used in calculating net income per ADS
—basic	56,449,190	57,967,199	58,081,100	58,081,100	56,123,784	57,657,035	57,657,035
—diluted	59,802,052	60,055,585	63,684,904	63,684,904	59,056,065	59,927,174	59,927,174

(1)       Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Twelve Months Ended
	December 31, 2013	September 30, 2014	December 31, 2014	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$

Cost of revenues	3,242	5,280	5,658	912	9,860	18,037	2,907
Research and development expenses	11,873	15,431	14,492	2,336	39,587	54,141	8,726
Sales and marketing expenses	445	744	1,070	172	1,318	2,807	452
General and administrative expenses	9,335	14,628	16,802	2,708	66,331	59,647	9,613

YY INC.

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Twelve Months Ended
	December 31, 2013	September 30, 2014	December 31, 2014	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$

Operating income	194,921	308,884	326,291	52,588	476,033	1,078,804	173,871
Share-based compensation expenses	24,895	36,083	38,022	6,128	117,096	134,632	21,698

Non-GAAP operating income	219,816	344,967	364,313	58,716	593,129	1,213,436	195,569

Net income attributable to YY Inc.	192,016	286,237	372,797	60,083	477,727	1,064,472	171,561
Share-based compensation expenses	24,895	36,083	38,022	6,128	117,096	134,632	21,698

Non-GAAP net income attributable to YY Inc.	216,911	322,320	410,819	66,211	594,823	1,199,104	193,259

Non-GAAP net income per ADS
—Basic	3.84	5.56	7.07	1.14	10.60	20.80	3.35
—Diluted	3.63	5.37	6.74	1.04	10.07	20.01	3.22

Weighted average numbers of ADS used in calculating Non-GAAP net income per ADS:
—Basic	56,449,190	57,967,199	58,081,100	58,081,100	56,123,784	57,657,035	57,657,035
—Diluted	59,802,052	60,055,585	63,684,904	63,684,904	59,056,065	59,927,174	59,927,174